FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: January 4, 1999


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 4, 1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

News Release


For immediate release

Trading Symbol:     NCT        Contact:  Robyn Matsumoto
Exchange Listings:  Toronto              Manager, Media
                    Montreal             & Financial Communications
                    New York            (416) 594-2400


Snap-on Incorporated and Newcourt Credit Group complete transaction to form Snap-on Credit LLC

Kenosha, Wisconsin, and Toronto, Ontario-January
4, 1999-Snap-on Incorporated (NYSE: SNA) and
Newcourt Credit Group (TSE, ME, NYSE: NCT ) announced they completed arrangements on January
3, 1999 to form a new joint venture entity, Snap-on Credit LLC ("Snap-on Credit"). Snap-on Credit will be the preferred provider of financial services to Snap-on's global dealer and customer network.

As previously disclosed on December 2, 1998, the new entity combines the operations and commitments of Snap-on's existing captive finance program with Newcourt's expertise in providing tailored, flexible financing solutions to industry leaders. The operations will be established initially in the United States early in 1999, and expanded globally thereafter.

Newcourt Credit Group is one of the world's leading sources of commercial and corporate asset-based financing with owned and managed assets of Cdn$34.4 billion (US$22.4 billion) and global capability in 26 countries.

Snap-on Incorporated is a $1.7 billion leading global developer, manufacturer and distributor of tool and equipment solutions for professional technicians, motor service shop owners, specialty repair centers, original equipment manufacturers, and industrial tool users worldwide. Product lines include hand and power tools, diagnostics and shop equipment, tool storage units, diagnostics software, and other solutions for the transportation service industry.